

02004800

SECUI ... COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 13801

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dreyfus Service Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 Park Avenue
(No. and Street)

New York (City) New York (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Verity III (212) 922-7892
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG Peat Marwick
(Name — *if individual, state last, first, middle name*)

757 3rd Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Maresca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dreyfus Service Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

DENISE JONES
Notary Public, State of New York
No. 41-4935025
Qualified in Richmond County
Commission Expires June 20, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ cash flow.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. *
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. ***
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

* or a statement concerning exemption.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*** Or a statement that none is required.

DREYFUS SERVICE CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents – note 1	$ 11,892,000
Trading securities – at market value – note 1	11,069,000
Secured demand note – note 3	170,000,000
Receivables:	
From related investment companies and affiliates – notes 6 and 10(a)	14,772,000
Other	10,413,000
Total receivables	25,185,000
Investment in leveraged leases – note 8	92,880,000
Fixed assets, at cost, less accumulated depreciation and amortization – note 4	10,231,000
Deferred sales commissions – note 5	79,660,000
Other assets	7,313,000
Total assets	$ 408,230,000

Liabilities and Stockholder's Equity

Liabilities:	
Deferred income taxes – note 6	$ 90,148,000
Long-term debt – note 11	16,000,000
Interest payable – note 3	13,786,000
Due to related affiliates – note 10(a)	11,599,000
Sundry liabilities and accrued expenses	42,604,000
Total liabilities	174,137,000
Subordinated debt – note 3	170,000,000
Stockholder's equity – notes 10(b) and 10(d):	
Common stock, no par value. Authorized, issued, and outstanding 200 shares	—
Additional paid-in capital	879,638,000
Accumulated deficit	(815,545,000)
Total stockholder's equity	64,093,000
Commitments and other matters – notes 7, 8, 9, 10, and 12	
Total liabilities and stockholder's equity	$ 408,230,000

See accompanying notes to consolidated financial statements.

DREYFUS SERVICE CORPORATION AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2001

Revenues:	
Service fee income and other fees – note 10(c)	$ 152,350,000
Variable annuity fees	10,827,000
Record keeping fee income	5,846,000
Commission income	3,192,000
Asset management fees	4,755,000
Income from leveraged leases – note 8	1,447,000
Interest income	984,000
Other revenues	3,714,000
Total revenues	183,115,000
Expenses:	
Service fee expenses – note 10(c)	153,633,000
Salaries and employee benefits	87,033,000
Advertising and other direct selling expenses – note 5	36,283,000
Allocated overhead – note 10(a)	36,664,000
Occupancy and communication costs	17,220,000
Interest expense – note 3	15,076,000
Other selling, general, and administrative expenses	11,891,000
Total operating expenses	357,800,000
Loss before income tax benefit	(174,685,000)
Income tax benefit – note 6:	
Federal	55,435,000
State and local	19,014,000
	74,449,000
Net loss	$ (100,236,000)

See accompanying notes to consolidated financial statements.